UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 001-14460

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Agrium U.S. Retail 401(k) Savings Plan

4582 South Ulster Street, Suite 1700

Denver, CO 80237

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Agrium Inc.

13131 Lake Fraser Drive Southeast

Calgary, Alberta

Canada T2J 7E8

AGRIUM U.S. RETAIL

401(k) SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

December 31, 2012 and 2011

(With Report of Independent Registered Public Accounting Firm Thereon)

AGRIUM U.S. RETAIL

401(k) SAVINGS PLAN

December 31, 2012 and 2011

Report of Independent Registered Public Accounting Firm

Agrium Pension Committee and Plan Administrator

Re: Agrium U.S. Retail 401(k) Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of the Agrium U.S. Retail 401(k) Savings Plan (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan was not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the net assets available for plan benefits of the Agrium U.S. Retail 401(k) Savings Plan as of December 31, 2012 and 2011, and the changes in net assets available for plan benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of Assets (Held at End of Year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Eide Bailly LLP

Greenwood Village, Colorado
June 21, 2013

AGRIUM U.S. RETAIL

401(k) SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

As of December 31

(U.S. dollars)

	2012	2011
Assets
Cash and cash equivalents	164,017	—
Investments at fair value (note 5):
Common trust funds	244,817,915	203,455,772
Mutual funds	226,330,294	188,502,047
Common stock	56,778,450	44,626,173

Total investments	527,926,659	436,583,992

Receivables:
Participant contributions	—	587,896
Employer contributions	15,114,923	13,916,884
Notes receivable from participants	9,722,079	9,610,525

Total receivables	24,837,002	24,115,305

Net assets available for plan benefits	552,927,678	460,699,297

See accompanying notes to the financial statements.

AGRIUM U.S. RETAIL

401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31

(U.S. dollars)

2012
Additions
Investment income:
Net realized and unrealized appreciation in fair value of investments (note 5)	61,924,178
Interest and dividends	6,080,831

68,005,009
Contributions:
Participant	25,822,610
Employer	28,951,357
Rollover	2,755,349

57,529,316

Interest income on notes receivable from participants	423,645
Affiliated plan transfers, net	140,137

Total additions	126,098,107

Deductions
Distributions paid to participants	33,459,709
Administrative expenses	410,017

Total deductions	33,869,726

Net increase	92,228,381

Net assets available for plan benefits:
Beginning of year	460,699,297

End of year	552,927,678

See accompanying notes to the financial statements.

AGRIUM U.S. RETAIL

401(k) SAVINGS PLAN

Notes to the Financial Statements

December 31, 2012

(U.S. dollars)

1.	PLAN DESCRIPTION

The following description of the Agrium U.S. Retail 401(k) Savings Plan (the Plan or the Agrium Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Crop Production Services, Inc. (CPS or the Company) is an indirect subsidiary of the Plan sponsor, Agrium U.S. Inc., a subsidiary of Agrium Inc. The trustee of the Plan at December 31, 2012 and December 31, 2011 was T. Rowe Price Trust Company.

The Plan is a defined contribution plan established for the benefit of eligible employees of the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(a)	Participant eligibility, plan entry, and contributions

Under the Plan, all full-time employees scheduled to work at least 20 hours per week are immediately eligible to participate in the Plan and may do so as soon as practical upon date of hire or status change. All employees designated as seasonal or temporary require 1,000 hours of service (in the first 12 months of employment) for participation and may enter the Plan on the quarterly entry date coincident with or next following completion of 1,000 hours of service. The Plan is administered by a committee of three or more persons appointed by the Company’s board of directors (the Plan Committee).

The Company contributes a matching contribution in the amount of 100% up to the first 4% of the participants’ elective compensation contributions. The Company may also make discretionary additional contributions based on financial results. For 2012, discretionary additional Company contributions totaled $14,511,889. Participants may elect to contribute up to 75% of their annual compensation, subject to annual Internal Revenue Code (IRC) limitations: greater than 50 years of age is $22,500; less than 50 years of age is $17,000 for 2012. Participants may also contribute amounts representing distributions from other qualified plans.

(b)	Vesting

Participant contributions to the Plan and earnings thereon are fully vested at all times. CPS company matching contributions (and associated earnings) are 100% vested without regard to participants’ years of service. However, all discretionary additional CPS company contributions and earnings thereon vest to the participants based upon their years of service as follows:

Years of Service	Vesting Percentage
Less than 3	50%
3 or more	100%

Participants are 100% vested upon reaching age 65, death, or upon plan termination, regardless of the participant’s years of service. Terminated participants forfeit nonvested amounts. Forfeitures are accumulated during the Plan year and may be used to reduce CPS company contributions or pay Plan administrative expenses. During 2012, forfeitures applied to Company contributions totaled $77,214. The balance of forfeited nonvested accounts was not significant at December 31, 2012 or 2011.

AGRIUM U.S. RETAIL

401(k) SAVINGS PLAN

Notes to the Financial Statements

December 31, 2012

(U.S. dollars)

(c)	Participant accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the CPS company contributions, (b) Plan earnings and losses, and (c) administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit a participant is entitled to is the benefit that can be provided from the participant’s vested account.

(d)	Distributions

Distributions from the Plan may be made to a participant upon death, total disability, retirement, termination of employment, or financial hardship. In-service withdrawals are also permitted after a participant attains age 59 1/2. CPS company contributions, if any, are subject to certain forfeiture provisions. Upon termination of employment, a participant whose vested account balance is greater than $1,000 may elect to receive a distribution of his or her account balance, leave the vested account balance in the Plan until a date not to exceed April 1 of the year following the year in which the participant reaches age 70 1/2, or request a direct rollover. A participant with a vested account balance that is $1,000 or less will be required to receive his or her account balance in cash as a lump-sum payment or roll their balance into an IRA or retirement plan of their choice. For all distributions, any portion of a participant’s account that is invested in Agrium Inc. Common Stock may be distributed in cash or in common shares of Agrium Inc., at the election of the participant.

(e)	Administrative expenses

For 2012, administrative expenses, including fees, of $410,017 were paid directly from Plan assets. Participants pay up to a maximum of $15 per quarter to help offset plan administrative expenses. The Company paid an insignificant amount of administrative expenses on behalf of the Plan for the year ended December 31, 2012.

(f)	Notes receivable from participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of 50 percent of their account balance or $50,000, reduced by (a) the participant’s highest outstanding loan balance from the Plan during the one-year period ending on the day before the loan is made and (b) the participant’s outstanding loan balance from the Plan on the day before the loan is made. Loans must be repaid within five years. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus one percent as published quarterly in the Wall Street Journal. Principal and interest is paid through monthly payroll deductions. Loans outstanding as of December 31, 2012 bear interest rates ranging from 4.25 percent to 9.25 percent.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying financial statements have been prepared using the accrual basis of accounting.

AGRIUM U.S. RETAIL

401(k) SAVINGS PLAN

Notes to the Financial Statements

December 31, 2012

(U.S. dollars)

(b)	Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

(c)	Distributions

Distributions are recorded when paid.

(d)	Valuation of investments and income recognition

As of December 31, 2012 and 2011, the Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date.

A three level hierarchy is used to disclose assets and liabilities measured at fair value. Assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement.

The three levels are defined as follows:

Level 1 – Observable inputs based on quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2 – Observable inputs based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs derived from or corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs that reflect an entity’s own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.

The Plan’s investments are categorized as Level 1 and Level 2 as shown in note 5.

The following is a description of the valuation methodologies used for instruments measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year end.

Common trust funds: Valued at the trust NAV per unit, adjusted for trustee fees accrued daily (as applicable).

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

AGRIUM U.S. RETAIL

401(k) SAVINGS PLAN

Notes to the Financial Statements

December 31, 2012

(U.S. dollars)

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments would result in a different fair value measurement at the reporting date.

Investment transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

(e)	Notes receivable from participants

Notes receivable from participants are recorded upon distribution.

3.	TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated January 31, 2011, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. Subsequent to the issuance of the determination letter, the Plan was amended. However, the Company and Plan management believes the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

4.	PLAN TERMINATION

Although the Company has not expressed any intent to terminate the Plan, it retains the right under the Plan to terminate it subject to the provisions of ERISA. The Plan provides that, upon termination, the net assets should be allocated among the Plan’s participants and beneficiaries in accordance with the provisions of the Plan.

AGRIUM U.S. RETAIL

401(k) SAVINGS PLAN

Notes to the Financial Statements

December 31, 2012

(U.S. dollars)

5.	INVESTMENTS

(a)	Investment securities representing more than 5% of net assets available for plan benefits

	2012	2011
U.S. Treasury Money Market Trust	94,877,451	88,924,482
Vanguard Institutional Index Fund	94,738,547	80,704,248
Agrium Inc. Common Stock	56,778,450	44,626,173
Vanguard Extended Market Index Fund, Institutional	48,432,409	41,548,771
Vanguard Total Bond Market Index Fund	32,657,448	30,606,437
T. Rowe Price Retirement 2020 Trust	29,067,480	23,584,518

(b)	Fair value of plan investments by hierarchy level

Fair value of plan investments by hierarchy level	As of December 31, 2012
	Level 1	Level 2	Total Fair Value
Mutual funds:
Growth funds	16,974,012	—	16,974,012
Index funds	197,956,531	—	197,956,531
Other funds	11,399,751	—	11,399,751

Total mutual funds	226,330,294	—	226,330,294

Common trust funds:(a)
Diversified portfolio	—	149,940,464	149,940,464
U.S. treasury securities	—	94,877,451	94,877,451

Total common trust funds	—	244,817,915	244,817,915

Common stock	56,778,450	—	56,778,450

	283,108,744	244,817,915	527,926,659

(a)	Common trust funds share the common goal of growth and preservation of principal. The common trust funds indirectly invest in a mix of U.S. and international common stocks, and fixed income securities through holdings in various mutual funds. There are currently no redemption restrictions or unfunded commitments on these investments.

AGRIUM U.S. RETAIL

401(k) SAVINGS PLAN

Notes to the Financial Statements

December 31, 2012

(U.S. dollars)

Fair value of plan investments by hierarchy level	As of December 31, 2011
	Level 1	Level 2	Total Fair Value
Mutual funds:
Growth funds	11,217,800	—	11,217,800
Index funds	170,888,589	—	170,888,589
Other funds	6,395,658	—	6,395,658

Total mutual funds	188,502,047	—	188,502,047

Common trust funds:(a)
Diversified portfolio	—	114,531,290	114,531,290
U.S. treasury securities	—	88,924,482	88,924,482

Total common trust funds	—	203,455,772	203,455,772

Common stock	44,626,173	—	44,626,173

	233,128,220	203,455,772	436,583,992

(a)	Common trust funds share the common goal of growth and preservation of principal. The common trust funds indirectly invest in a mix of U.S. and international common stocks, and fixed income securities through holdings in various mutual funds. There are currently no redemption restrictions or unfunded commitments on these investments.

(c)	Changes in fair value levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

We evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for plan benefits. For the year ended December 31, 2012, there were no significant transfers in or out of levels 1, 2, or 3.

(d)	Net realized and unrealized appreciation in fair value of investments

During 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

2012
Agrium Inc. common stock	21,006,284
Mutual funds	22,684,438
Common trust funds	18,233,456

61,924,178

The classification of investment earnings reported above and in the statement of changes in net assets may differ from the classification of earnings on Form 5500 due to different reporting requirements on Form 5500.

AGRIUM U.S. RETAIL

401(k) SAVINGS PLAN

Notes to the Financial Statements

December 31, 2012

(U.S. dollars)

6.	RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and common trust funds managed by the Trustee, as well as common stock of Agrium Inc. Related transactions qualify as exempt party-in-interest transactions. These investments are disclosed in the supplemental schedule of assets held. Fees paid by the Plan for investment management services to the Trustee were included as a reduction of the return earned on each fund. Fees paid by the Plan for recordkeeping services totaled $378,356 for the year ended December 31, 2012.

7.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investments in general are exposed to various risks, such as significant world events, interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

8.	SUBSEQUENT EVENTS

The Plan’s management has evaluated subsequent events through June 21, 2013, the date the financial statements were available to be issued, to ensure that the financial statements include appropriate disclosure or recognition of events that occurred subsequent to December 31, 2012.

AGRIUM U.S. RETAIL

401(k) SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2012

Employer Identification Number: 91-1589568

Plan Number: 007

(U.S. dollars)

(a)	(b) Identity of Issuer	(c) Description of Investment	(d) Current Value
*	U.S. Treasury Money Market Trust	Common Trust Fund	94,877,451
	Vanguard Institutional Index Fund	Mutual Fund	94,738,547
*	Agrium Inc. Common Stock	Common Stock	56,778,450
	Vanguard Extended Market Index Fund, Institutional	Mutual Fund	48,432,409
	Vanguard Total Bond Market Index Fund	Mutual Fund	32,657,448
*	T. Rowe Price Retirement 2020 Trust	Common Trust Fund	29,067,480
*	T. Rowe Price Retirement 2025 Trust	Common Trust Fund	26,871,299
*	T. Rowe Price Retirement 2015 Trust	Common Trust Fund	23,836,763
	Vanguard FTSE All World ex-U.S. Index Fund, Institutional	Mutual Fund	19,023,673
*	T. Rowe Price Retirement 2030 Trust	Common Trust Fund	16,720,705
*	T. Rowe Price Retirement 2035 Trust	Common Trust Fund	14,146,125
*	T. Rowe Price Retirement 2040 Trust	Common Trust Fund	11,197,244
*	T. Rowe Price Retirement 2045 Trust	Common Trust Fund	10,292,163
*	T. Rowe Price Retirement 2010 Trust	Common Trust Fund	8,537,110
	PIMCO Total Return Fund	Mutual Fund	6,248,118
	American Funds Fundamental Investors Fund	Mutual Fund	5,744,260
	PIMCO Real Return Fund	Mutual Fund	5,151,633
	Columbia Acorn Fund	Mutual Fund	4,990,175
*	T. Rowe Price Retirement 2050 Trust	Common Trust Fund	4,907,483
	Harbor International Fund	Mutual Fund	3,466,140
	American Funds New Perspective Fund	Mutual Fund	2,773,437
	Vanguard Short Term Bond Index Fund	Mutual Fund	2,522,972
*	T. Rowe Price Retirement 2005 Trust	Common Trust Fund	1,916,628
*	T. Rowe Price Retirement Income Trust	Common Trust Fund	1,501,880
*	T. Rowe Price Retirement 2055 Trust	Common Trust Fund	945,584
	Vanguard Total World Stock Fund	Mutual Fund	581,482

	Total investments, at fair value		527,926,659

*	Various participants	Notes receivable from participants, bearing interest at rates ranging from 4.25% to 9.25%, secured by the related participant’s vested account balance, maturing through 2030.	9,722,079

	Cash and cash equivalents		164,017

*	Identified party-in-interest.

Note: Information on cost of investments is excluded, as all investments are participant directed. The cost of notes receivable from participants is nil and the cost of cash and cash equivalents is equal to the current value.

SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, Agrium U.S. Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 25, 2013	AGRIUM U.S. RETAIL 401(K) SAVINGS PLAN

	By:	AGRIUM U.S. INC.

/s/ Richard L. Gearheard
Richard L. Gearheard
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit 23.1	Consent of Eide Bailly LLP